SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 12b-25
                       Commission File Number 1-10360
                        NOTIFICATION OF LATE FILING

      (Check One):       Form 10-K  X   Form 11-K     Form 20-F     Form 10-Q
                                    --            --            --           --
 Form N-SAR
   For Period Ended:          December 31, 2000
                              -----------------
 Transition Report on Form 10-K           Transition Report on Form 10-Q
 Transition Report on Form 20-F           Transition Report on Form N-SAR
 Transition Report on Form 11-K
   For the Transition Period Ended:

   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                                 CRIIMI MAE INC.
                            ------------------------
                             Full name of registrant

                            -------------------------
                            Former name if applicable

                              11200 Rockville Pike
            ---------------------------------------------------------
            Address of principal executive office (Street and number)

                             Rockville, Maryland 20852
                             -------------------------
                              City, state and zip code

                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  ---          (a)       The  reasons  described  in  reasonable  detail in Part
                         III of this form  could not be eliminated without
   X                     unreasonable effort or expense;
  ---          (b)       The subject annual report,  semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR,  or portion  thereof will be filed on or before
                         the 15th  calendar day following the prescribed due
                         date; or the subject  quarterly  report or transition
                         report on Form 10-Q, or portion  thereof will be filed
                         on or before the fifth calendar day following the
                         prescribed due date; and
 ---           (c)       The  accountant's statement or other exhibit required
                         by Rule 12b-25(c) has been attached if applicable.

                                     PART III
                                    NARRATIVE
         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

         On October 5, 1998, the registrant and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. As a result of numerous difficulties and issues associated with the bankruptcy, the registrant will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 on or before March 31, 2001. The registrant expects to file the Form 10-K on or before April 16, 2001.

                                      PART IV
                                 OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification
              David Iannarone          (301)               816-2300
              -----------------------------------------------------------
                  (Name)             (Area code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). Yes  X   No
                                      ---      ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  Yes  X    No
                      ---       ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                                CRIIMI MAE Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: /s/ April 2, 2001            By: /s/ Cynthia O. Azzara
      ------------------               ---------------------
                                       Cynthia O. Azzara
                                       Senior Vice President and Chief
                                         Financial Officer

                                Attachment A



     The Company cannot make a reasonable,final estimate of the year 2000 net loss at this time as the Company has recently received third party appraisal information concerning loan defaults in its CMBS portfolio that could cause an adjustment regarding impairment (under SFAS 115) of certain CMBS that would be reflected in the fourth quarter of 2000. Due to the complexity of SFAS 115 and the timing of the loan defaults, it will take the Company additional time to determine the impact on the net loss for the year ended December 31, 2000.

     If impairment is not recognized, the Company expects to recognize a net loss of approximately $12 million for the year ended December 31, 2000 compared to a net loss of approximately $132 million for the year ended December 31, 1999. The significant decrease in the net loss from $132 million in 1999 to $12 million (unadjusted) in 2000 is primarily due to impairment of $157 million recognized in 1999.